Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On May 13, 2026, a pre-recorded podcast featuring Daniel J. Hennessy, Chief Executive Officer and Chairman of the board of Hennessy Capital Investment Corp. VII, and Richard Taylor, Co-Founder, Chief Executive Officer and Chairman of the board of ONE Nuclear LLC was published by SPACInsider. A transcript of the interview is set forth below.

Host:

Hello and welcome to another SPAC Insider Podcast.

We’re being an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. With the need to boost their domestic energy supplies increasing by the day, much of the focus has been on which energy sources can be deployed the fastest. Time is of the essence, so ONE Nuclear has turned to a multi-technology approach to get its plants online faster.

I’m Nick Clayton, and this week, I speak with Richard Taylor, co-founder, chairman and CEO of ONE Nuclear, and Dan Hennessy, Chairman and CEO of Hennessy Capital Investment Corp. VII. The two announced a $1.1 billion combination in October. Richard explains how the company has partnered with a variety of third parties to design dedicated power plants that will begin generating power from natural gas before switching to primarily nuclear power. Dan lays out why that creates attractive timelines that fit well with the course of this SPAC transaction. Take a listen.

So obviously, we’ve seen this burst in activity in advancing companies that have new types of power generation technology that is expected to be needed to meet the demand posed by AI data centers and digital infrastructure more broadly, but while many of these companies are wedded to specific technologies or designs, ONE Nuclear is approaching its projects in a multi-faceted way. How did you land on your strategy for that, Richard?

Richard Taylor:

Well, first, it’s great to be with you today, Nick. Let me tell you a bit about the company and how we landed on the multi-tech strategy. Now, we created ONE Nuclear around four years ago as an energy solutions company, and the problem we’re solving is providing baseload energy for the US economy. And there’s a really strong market opportunity. We develop, own and operate large scale base load power generation solutions, using both natural gas and advanced nuclear small modular reactor technologies. So those are two different technologies to start with. Our focus is strongly on delivering fast track gas power now, behind the meter for near term power and for near term revenues, and we also deliver advanced nuclear power solutions, for the long term. So we’ve developed a multi-technology strategy for diversity in the nuclear small modular reactor sector. We’re working with multiple technology vendors. We have a long relationship with Rolls Royce Small Modular Reactors. We’re also working with Westinghouse and GE Vernova, as well as X-energy and TerraPower in the fourth generation space. And at the same time, because of our long term relationships with Rolls Royce, we have access to natural gas power generators from Rolls Royce Solutions. So we’ve developed multi-technology strategy to really deliver a robust business.

Host:

Great. And Dan, you know your series of Hennessy SPACs have done deals in a wide variety of industries. What brought you over to Richard and ONE Nuclear in the energy space?

Dan Hennessy:

Sure. So we raised Hennessy Capital VII, which is the SPAC vehicle that’s merging with ONE Nuclear, in January of 2025. And as part of our investment strategy and thesis, we took a real, very close look at the power generation landscape. And also, we formed a partnership with Teneo, a renowned consulting firm that focuses on energy infrastructure, power generation and digital infrastructure as well. And so, working closely with Teneo, we were able to refine our investment strategy and investment thesis. And we articulated that when we went public with this particular SPAC in January of 2025, so we knew and had a good read on the marketplace and the need. Here we had an immense addressable market in the demand for energy, for hyperscalers, data centers, as well as industry. And so, we thought that if we could systematically evaluate opportunities in and around what we call the ‘data center world,’ or ‘pick-and-shovel plays,’ along with power generation, we would be successful, ultimately, in finding the right kind of target to bring to the public markets. And sure enough, we found ONE Nuclear and we have been incredibly excited about this partnership. We signed the LOI last July and announced our business combination in October, and we’re very, very close now. We’ll be closing on the business combination here in Q2 and the ticker will flip here to ONEN shortly.

Host:

Great. And Richard, you know, you mentioned many of your vendors and partners in, you know, kind of approaching this big question of how to get additional energy into the grid and to clients as fast as possible, using a mix of technologies that are available now and still developing. How were you able to kind of bring together that different group of those partners, and how have you been able to integrate those different things that they each offer together?

Richard Taylor:

Yeah, good question. We start with our customers. We work out what our demand is, and right now, the demand is clearly for high energy AI data centers. and we look at the technologies that are needed for delivering the right solutions for those customers. And traditionally, the data centers would access the grid. That option is now a long term option. It can take four or five years to access the grid, or longer, and we, in our conversations with our hyperscaler customers, we try to deliver energy at the scale and at the speed that they need, and we put together the technologies that are needed to deliver that. And that’s led us to the behind-the-meter solutions, which will deliver energy by 2028. It’ll deliver a gigawatt of gas powered energy by 2029 and we build the technology solutions that will deliver that. So we look at each component of the technologies – traditionally, beyond the energy supply, beyond the grid, would be supplied by large scale gas turbines. And we look at the timing, now, of the availability of gas turbines, and that, again, is about six or seven years if you go to an original equipment manufacturer. And we focused, particularly with our relationship with Rolls Royce, on the MTU gas engines, so the reciprocating engines, and they have a number of advantages over the turbines. They can be on site within 12 months of ordering, significantly quicker than gas turbines. Capital costs are less than gas turbines, and the flexibility that that brings for the customer, we can bring the, deliver the, reliability that’s needed. We have multiple small units instead of one, two or three large units, and we can bring the reliability and availability that the customer needs. So everything really starts with: what do the customers need? When do they want it? How can we deliver it? And we deliver it at the fastest speed.

Host:

Right, And then, you know, looking at what you have spinning already, can you walk us through a bit your first three development sites that you’ve been able to announce so far. Where are things with each of those timelines? And you know, what are some of the kind of, what excites you about each of those as well?

Richard Taylor:

Yeah, well, they’re all exciting. You know, we have, we have around 70 sites in our portfolio. We have an in-house screening program to prioritize those sites, and we focus on the highest in our league table, when we analyze all the different characteristics of the sites. And the first three development sites we have are in East Texas, in New Mexico and Washington state. And East Texas, that’s a 1600 acre site, and we’re targeting a gigawatt of gas by 2029 and two gigawatts of nuclear power by 2034. In New Mexico, slightly bigger site, 6000 acres, we’re the exclusive gas developer for the initial gigawatt and we have expansion potential there for 10 gigawatts. And in Washington state, that’s an even larger industrial site with scale up to 6 gigawatts for SMR capacity, and that’s for data centers and industrial loads. So we choose those locations because of their scale. They’re all over 1000 acres. That leaves us room to put gas power, nuclear power, and the data center or an industrial customer. And though we choose them because of the access to robust gas infrastructure, access to water, proximity to high growth industrial end users. So that’s how we how we choose the sites. The first sites, the one that’s most advanced is the East Texas site. And as an illustration, the next milestones that are going to be interesting for us and hopefully for investors, are, first of all, our deSPAC process. We’re heading very soon into the deSPAC in the second quarter, and at that time, we’re in the process of ordering long lead items for the first projects. We have the limited notice to proceed as a project milestone, and that’ll be in the third quarter. Then we’ll look at the first power purchase agreement, which is always a de-risking event, and interesting for everybody and exciting for everybody, and that will occur with the final investment decision in the fourth quarter this year. And that’s when we process the equipment orders and we work towards the notice to proceed, which will be in the first quarter next year. And that’s towards the first power in 2028 and that’s when revenues start. So that’s a really exciting timeline, a milestone, and we have a gigawatt which will be in place by 2029. In terms of overall milestones, we’re looking to have orders for around 15 gigawatts by 2033. So those are the near term and midterm milestones.

Host:

Yeah, that actually covered a lot of ground that I really wanted to dig into, but also just looking at how you’ve been able to sort of develop this playbook where you, you know, you’ve been shrinking down the field of these potential projects, you’ve been working with the clients and trying to, you know, fit your technology and your different project elements to each of these sites. You know, I guess, you know, that seems like something that’s become relatively repeatable for you. What kind of barriers of entry are there for, you know, competitors that are seeking to do the same thing? Like, how rare are some of these, the lightning in the bottle, you’ve been able to gather here?

Richard Taylor:

Yeah, you know, we’ve spent a long time in all of our business development. We spent a long time working out what the problem is before we aim to solve it, and we’ve done that with every one of the sites that we’ve looked at. We look at exactly what the problem is to be solved. And for each of those sites, there is a long term relationship that goes into developing the site, access to site, developing the site, developing the technical solutions. And it takes, it looks like an overnight success, but these things always take years in the development. So we’ve been working on these sites for some time. The relationships we bring to the sites, long term relationships. We have access to the equipment. We have access to the execution capability, and we have the relationships to bring the PPAs together. So you know, the barriers to entry, and as somebody could replicate what we do, but we are, I think, the only company that actually has this gas-to-nuclear component. We bring all of that to each project, and that’s what the customers like, you know? They want to get to the end point that we do. And it’s quite difficult to replicate all of those overnight.

Host:

Yeah, of course. And it’s just interesting to me, because, you know, SPACs are essentially brought to the public market, and public market investors have a variety of different sort of angles in order to participate in this story of meeting this growing demand. And you know, SPAC followers and listeners to this podcast have heard us, you know, talk to, actually, some of the companies you’re working with, especially on the nuclear side, that have themselves gone public via SPACs. And I suppose, you know, some of those companies that are single technology and sometimes single design, they would argue that, well, they have certain value in the fact that what they have is proprietary and it is theirs, and that’s going to give them some, perhaps margin advantage, or whatever it is down the road. What can you tell us about the projected financials and profitability of your projects, given that you’re working with a variety of your own internal systems and some vendors and various other pieces kind of all put together?

Richard Taylor:

Yeah, I mean, it’s linked to the multi-technology strategy and our gas-to-nuclear strategy. So we look at the economics of putting these projects together. You know, our approach is that we’re vendor agnostic, which means we can evaluate multiple technologies and they each have different characteristics which have value – depending on the customer, depending on the site, depending on the water availability, depending on the scale, depending on the maturity of the supply chain. Now, all of those are things that we bring into the discussion, the decision about which technology we’ll use on the site. And that applies for nuclear, it applies for gas. So we bring all of those together. And if we look at an illustrative example of how this comes together, our projects are phased and we build in the costs, we build in the discussions, the development of the power purchase agreements, which is the revenue source. But we take it stage by stage and the economics and as we get it through each of the de-risking phases. So we start with the what we call the pre-FID, the pre-final investment decision stage. And we go through all of the front end engineering design work, the development work, the permitting work, site selection – all of that fits into the decision point of the FID. And at that point we know pretty much what the economics are of each project. And by that point we’ve made a decision about which technologies we’re going to be using. And that final investment decision then develops into more engineering and design work before we get to financial close, and that would be maybe six months after the FID decision. So on a typical project, it would take six months to a year to get to FID, and then another six months to get to the financial close, and that’s when we have the EPC contracts and the technology main awards, and the site preparation, civil contracts, all of that. And then we’re into a phased development. And starting with the gas developments, we look at phases of around 200 megawatts, and that fits what the customer wants. Going back to we’re working with what customers need – capability and the need for a 200 megawatt building – and we’ll be able to supply that and we’ll supply power. And the moment we have power, we can sell it. So we have phased revenues and we have phased delivery of generation capability. So I think that’s how we build projects and the economics flow from that.

Host:

Yeah. And so you know, given where you are with these three projects and your much broader pipeline, how did you come to the decision that now was the right time for ONE Nuclear to go public and ultimately take the SPAC route for that strategy?

Richard Taylor:

Yeah, well, we came to that decision about a year ago, and, you know, Dan described the homework that Hennessy Capital did. You know, we did our own homework in finding Hennessy Capital. And we believe we’ve chosen a fantastic partner in Hennessy. The track record that Dan and his team have, has been fantastic in terms of having done this 17 times before, and helping us move from being a private company into being a public company. And that’s quite a complicated process, and that’s happening in parallel with us building the business. So we’re very pleased that we found Hennessy Capital, and that decision was a year ago. We decided on a SPAC route, really, because we felt that would get us public quickest. And the reason we wanted to be public is really access to capital. And you know, our capital needs are large. We have pre-PPA spending, and then we get into project finance, but we need to get the projects developed to a stage where we can get to project financing. And all of the financing options are opened up when we become a public company. So we’re really looking forward to that point in the life of our company where we become public and we can have access to the capital that we need to develop, to move, the projects from pre-FID into the project financing stage.

Host:

Yeah. And Dan, I’m curious about your assessment, you know, having, you know, engaged with ONE Nuclear at the stage of all of these things, while you did, you know, being able to bring PIPE capital to this, to the transaction. And, yeah, I imagine you’re continuing to engage with investors on some level. I mean, have you found it difficult at all to stay above the noise, given how much activity there is in this realm of meeting AI and data center demand and energy and just how’ve those discussions gone as you’ve been working through this stage of the company’s financial future?

Dan Hennessy:

Sure. Well, we’re really pleased with our progress here. As I mentioned a moment ago, we’re on the deSPAC timeline, so we’re pretty much through the SEC with our S-4. And we’re awaiting finalization of the term sheet for the PIPE financing, which is also something we committed to early on in the transaction. And we’ve been really pleased by the receptivity of investors, because they’re looking, they all need exposure, right, to the nuclear sector. They need exposure to data centers. Many of them are not interested in owning or operating data centers, but as an independent producer, energy producer, ONE Nuclear presents a unique opportunity, and is well positioned to allow investors to participate in the growth and in, what we believe will be, an enormously positive cash flow profile. And as Richard described, unlike some of the other technologies which you referred to, that have gone public via SPACs, their time horizon, as we understand it, is well into the 2030s before cash flow generation occurs. And it’s not even clear which technologies will prevail and truly become commercialized. So, ONE Nuclear is in the unique position where we can and are evaluating level three technologies, which are proven, like RollsRoyce SMR, and some of the level four technologies which have gone public or intend to go public via SPACs. So we can choose best of breed. We can choose power sources, zero carbon nuclear power sources, at the appropriate time to ultimately displace the gas. But as importantly, the gas comes first. There’s line of sight to have that come quickly, and that’s a real differentiator here. So ONE Nuclear will be delivering cash flows, positive EBITDA, positive gross margin, and cash flows much earlier than the technologies some of these other technology oriented firms that you referenced. And so that’s a differentiator that’s investors are attracted to that. And so we’re in the final, we’re on the one yard line here, with respect to our go-public merger process, and we’re really pleased to see the kind of reception that we’ve had so far.

Host:

Yeah, and just, you know, I guess looking at that large group of kind of comparable listed companies, or about to list companies, as you mentioned, several companies are still going through their own de-SPAC-ing process themselves. As you approach, sort of the valuation question for ONE Nuclear, how did you sort of hold all those elements in your head, given that there’s been a lot of enthusiasm in the sector? There’s been, you know, some of these companies that are already listed are actually, from a timeline perspective, further away than, from commercialization, than the ONE Nuclear’s plants, and arriving at what you think was the best value for investors moving on this opportunity?

Dan Hennessy:

Sure. Thank you. And it’s part art, part science, of course, when evaluating opportunities. But we valued ONE Nuclear at $1 billion. We think that falls squarely within the reference range. And in fact, in the Benchmark report – which I encourage everyone to take a close look at, that’s available – the research analyst has provided a valuation framework and appropriately applied a discount factor to his analysis, and still arrived at a $17 price target for the ONE Nuclear publicly listed company, based upon his analysis. And so we think it has to be a win-win. We need to offer appropriate value to current shareholders, to our SPAC investors. We have to offer an entry point which provides reasonable upside. And we think we found that balance in the construct here – in valuation metrics that we’re presenting via ONE Nuclear to the marketplace. And so ultimately, the market will decide, and the market is the ultimate arbiter of value, but we think we’re offering here tremendous opportunity with significant upside over time, once we begin hitting the milestones that Richard outlined. And we again, we have very clear line of sight to those on a much more accelerated basis than some of the generation four nuclear names that are public currently or plan to go public.

Host:

And so you mentioned that Benchmark report, Dan, with that $17 price target. You know, could you get in a bit more, Richard and Dan, in terms of what all is behind that report, in terms of what it’s expecting to see with the company and the market that you’re in?

Richard Taylor:

Well, I think the key element in the investment thesis within the report is around the AI demand growth, which is absolutely incredible. You know, there is explosive AI demand growth. Data center demand for reliable base load energy is projected to double or triple in 2028. That’s only two years from now. And intense energy users need short term solutions for reliable domestic baseload energy, resulting from years of lack of investment in power generation infrastructure. And this demand drives near term gas projects. It will drive long term demand as well. The report from Benchmark points out that power is actually the scarcest resource in the AI race, and we agree with that. You know, the traditional approachable in the near term, and our behind-the-meter solutions really target what is the most important part of the AI race. And our customers are pretty demanding. The report says there are demanding customers, not only in the scale of the demand, but in what they need. And the load profiles are pretty difficult to predict, and our solutions have to be able to deliver the scale and also the variation of load that’s required by the key customers. So, our behind-the-meter solution is the winning solution for meeting that demand.

Host:

Great. I think that’ll slot in really nicely there. Yeah, yeah. And so Richard, you know, you’ve already made some of these kind of milestone steps operationally, since announcing the transaction already. I mean, when this business combination was first announced, you were only all the way to that sort of state of readiness with two projects. There’s a third one that’s been added to the mix, even just as this process has been ongoing. So, I mean, just without tipping your hand too much, what do you feel like is the most exciting thing you have in the works that investors can look forward to seeing more about?

Richard Taylor:

I think we have to, you know being practical, the PPA signing is critical. You know, that’s the thing that de-risks enough to get to project financing. And you know, that’s where we want to be. With the de-SPAC, we should have enough funds to all of that. All of that funding will go into the development process to get to PPAs. We then need to de-risk the business at that point to get to project financing. So that’s process wise, the PPA is the most exciting bit. You know, the first electrons will be, I think, also pretty exciting. So we have to look a bit further ahead for that. So 2028, we’re looking for first electrons from the first site and the first revenues that come with that are absolutely vital for any company, you know? We’ll then stop being pre-revenue and then become a revenue generating company. And those revenues will be, you know, pretty stable into the future. And we look to not just do one site, but multiple sites. So to get to the 15 gigawatts of orders by 2033, we’ll be adding sites as we proceed.

Dan Hennessy:

Most of the listeners understand that nuclear power is the future–zero carbon, it’s 99.99% reliable, 24/7 base load energy source. And so that’s something that is, I think the table stakes. Everyone understands it, and so that’s why we’re so excited about moving toward nuclear. But first we have to power up all these data centers. And it is a, it’s a national security issue, it’s, there are so many reasons why this has to happen, and so having early gas brings the cash flows. The Benchmark report really encapsulates and captures the fact that we can bring early cash flows and invest. That’s a message that investors, I think will do, and are, appreciating.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding ONE Nuclear Energy LLC’s (“ONE Nuclear”) and Hennessy Capital Investment Corp. VII’s (“HVII”) expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by HVII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this communication. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this communication. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, HVII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the Business Combination.

This communication does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, HVII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com